FOR IMMEDIATE RELEASE                     CONTACT:  Dave Stuart
April 12, 2000                                      Shell International
                                                    London
                                                    44 207 934 3453

                                                    Dirk Vande Beek or
                                                    Zelma Branch
                                                    Halliburton Company
                                                    713.676.4371


            SHELL AND HALLIBURTON TO FORM WELLDYNAMICS JOINT VENTURE


HOUSTON, DALLAS AND THE HAGUE, Netherlands- Shell International Exploration and Production B.V., a company of the Royal Dutch/Shell Group of Companies, and Halliburton Company (NYSE: HAL) announced today that they have signed a Memorandum of Understanding for the establishment of a 50-50 joint venture to further develop and market Halliburton's SmartWell(TM) technology and Shell's iWell(TM) technology to the oil and gas industry on a global basis.
         The joint venture company, to be named WellDynamics with offices in Aberdeen, Scotland, will combine the complementary capabilities and technologies of Shell and Halliburton. Shell's iWell(TM) intelligent well technology and Halliburton's SmartWell(TM) intelligent completions technology - currently provided by Petroleum Engineering Services (PES), a wholly-owned subsidiary of Halliburton - represent a convergence of the state-of-the-art in downhole measurement, inflow control, downhole processing, and communications technologies.

                                     -more-

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Shell/Halliburton\2
         "The joint venture will allow us to differentiate our global EP business through the development and effective deployment of this strategic technology," said Phil Watts, Shell Group Managing Director and CEO, Exploration and Production. "The true long-term value of this technology will be achieved only with the development of complete systems -- integrating Shell operator and Halliburton service company capabilities and technologies. We believe that its impact in the industry will be as great as 3D seismic and horizontal well technology."
         Dick Cheney, Chairman and CEO of Halliburton Company, said: "We are very pleased to be a part of this effort to revolutionize reservoir optimization. Clearly one of the reasons we recently acquired PES was its leading edge technology in the rapidly-evolving intelligent completion solutions arena. Along with Shell, we see this joint venture as a major step forward to the next level in value creation."
         Larry Kinch, the founder and chairman of PES, will head WellDynamics which will be independently managed with its own staff, recruited initially from PES, Halliburton and Shell.
         Intelligent completion technology is in its early growth stage. The technology provides downhole sensing, communication and remote control of tool functions. This combination allows real-time surface interpretation of downhole conditions and the manipulation of production control devices to optimize reservoir performance.
         Producers can reconfigure a well's architecture at will and acquire real-time data without well intervention. The ability to actively manage the reservoir permits the operator to maximize fluids production while also improving total recovery, a combination that has a dramatic positive impact on the net present value of the asset.

                                     -more-

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Shell/Halliburton\3
         Currently the most common applications for intelligent completion solutions are deepwater, subsea, and remote locations, which generally require substantial costs for well support work. However, as the technology expands, intelligent completion solutions will be used to add value to a broader segment of the market, including land and platform developments. The total market for intelligent completions is expected to develop to more than US$1 billion in the next 10 years.
         Closing of the joint venture is subject to negotiation of definitive agreements and regulatory approvals.
         The Royal Dutch/Shell Group of Companies - usually known as Shell - has grown out of an alliance made in 1907 between Royal Dutch Petroleum Company in The Netherlands (NYSE:RD) and The "Shell" Transport and Trading Company, p.l.c. in the UK (NYSE:SC). Today Shell has five core businesses: Exploration & Production, Oil Products, Chemicals, Downstream Gas & Power, and Renewables, and it is operating in more than 140 countries around the world. You can learn more about Shell at http://www.shell.com.
         Founded in 1919, Halliburton Company is the world's leading diversified energy services, engineering, construction, maintenance and energy equipment company. In 1999, Halliburton's consolidated revenues were $14.9 billion and it conducted business with a workforce of approximately 100,000 in more than 120 countries. The company's World Wide Web site can be accessed at http://www.halliburton.com.
                                       ###

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